Interim Results for the Third Quarter and Nine Months ended 30 September 2024

TORM PLC
OFFICE 506, 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL,UNITED KINGDOM
COMPANY: 09818726

Highlights

"Our performance this quarter remains strong, with fleet-wide freight rates slightly above last year's levels. Despite the expected impact of seasonality, we continued to deliver solid results in the third quarter," says Jacob Meldgaard.

In the third quarter of 2024, TORM's time charter equivalent earnings (TCE) amounted to USD 263.4m (2023, same period: USD 244.4m). TORM realized an adjusted EBITDA of USD 190.9m (2023, same period: USD 186.6 m) and a net profit for the period of USD 130.7m (2023, same period: USD 124.3m).

In the first nine months of 2024, TORM achieved TCE of USD 920.1m including unrealized losses on derivatives of USD -0.6m (2023, same period: USD 817.4m including unrealized gains on derivatives of USD 12.8m) and an adjusted EBITDA of USD 709.2m (2023, same period: USD 600.8m) and a net profit of USD 534.1m (2023, same period: USD 463.4m), underscoring both strong market fundamentals and the growth of our fleet.

During the third quarter of 2024, ton-mile demand related to clean petroleum products grew by 12% year-on-year, However, during the quarter around 50 crude tankers cleaned up to transport clean petroleum products and thus captured much of the additional ton-mile demand. The effect of this combined with the third quarter seasonality led to TCE rates significantly subsiding compared to the first half of the quarter. Compared to the same quarter last year average TCE rates were, however, at similar levels.

In this market, TORM achieved TCE rates of USD/day 33,722 on average (2023, same period: USD/day 33,010), and available earning days increased to 7,788 (2023, same period: 7,658). Our vessel class LR2 achieved TCE rates of USD/day 41,064, the LR1 vessels achieved TCE rates of

USD/day 33,749, and the MR vessels achieved TCE rates of USD/day 31,193.

For the third quarter of 2024, Return on Invested Capital amounted to 20.3% (2023, same period: 22.6%) reflecting the continued strong earnings relative to the increased investments in vessels.

During the quarter, the weighted number of average outstanding shares excluding treasury shares increased to 94.4m shares which combined with the net profit led to basic EPS of USD 1.38 (2023, same period: USD 1.47).

Coverage

As of 04 November 2024, TORM had covered 52% of the Q4 2024 earning days at USD/day 29,044. For the individual vessel classes, the Q4 2024 coverage was 61% at USD/day 40,704 for LR2, 37% at USD/day 28,263 for LR1 and 51% at USD/day 24,493 for MR.

Thus, as of 04 November 2024 87% of the 2024 earning days were covered at USD/day 38,372. Hence, 13% of the full-year earning days in 2024 are subject to change. Consequently, as 4,001 earning days in 2024 are unfixed, a change in freight rates of USD/day 1,000 will - all other things being equal - impact the EBITDA by 4m.

Business Highlights

Early in the quarter, TORM entered into an agreement to acquire eight second-hand 2014-15 built MR vessels and during the quarter TORM took delivery of the first three of these vessels (TORM Diwata, TORM Durga, and TORM Damini).

After the closing of the quarter, TORM has taken delivery of a further three of the vessels (TORM Dulce, TORM Doris, and TORM Dagny), whilst the remaining two vessels are expected to be delivered before the end of the year.

Also in the quarter, TORM delivered one 2006-built MR vessel, TORM Platte, to its new owner.

Thus, after completion of the deliveries, TORM's fleet size will increase to 96 vessels.

Key Figures

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Income statements					
Revenue	372.1	358.1	1,253.8	1,132.6	1,520.4
Time charter equivalent earnings (TCE) [1] [5]	263.4	244.4	920.1	817.4	1,083.8
Gross profit [1]	203.4	190.5	743.2	662.0	874.1
EBITDA [1]	191.7	178.2	708.6	613.6	847.9
Adjusted EBITDA [1]	190.9	186.6	709.2	600.8	846.4
Operating profit (EBIT)	142.3	140.0	569.3	503.3	698.6
Financial items	-11.5	-12.3	-34.6	-36.1	-46.6
Profit before tax	130.8	127.7	534.7	467.2	652.0
Net profit for the year/period	130.7	124.3	534.1	463.4	648.0
Net profit excl. non-recurring items [1]	119.6	119.4	495.9	457.4	595.9
Unrealized gain/(loss) on financial instruments related to freight and bunker	0.8	-8.4	-0.6	12.8	1.5
Balance sheet and cash flow					
Non-current assets	2,720.0	2,133.0	2,720.0	2,133.0	2,178.9
Total assets	3,414.6	2,808.1	3,414.6	2,808.1	2,870.1
Equity	2,041.8	1,569.1	2,041.8	1,569.1	1,666.0
Total liabilities	1,372.8	1,239.0	1,372.8	1,239.0	1,204.1
Invested capital [1]	2,851.3	2,381.8	2,851.3	2,381.8	2,425.1
Net interest-bearing debt [1]	824.9	825.1	824.9	825.1	773.4
Net Asset Value (NAV) [2]	3,353.5	2,512.5	3,353.5	2,512.5	2,858.0
Cash and cash equivalents incl. restricted cash	398.3	270.7	398.3	270.7	295.6
Investment in tangible fixed assets	210.2	23.9	700.8	357.5	608.3
Free cash flow	87.6	196.8	406.2	259.6	434.5

[1] For definition of the calculated key figures, please refer to the glossary on pages 28 to 33.
[2] Based on broker valuations, excluding charter commitments.

	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Key financial figures [1]					
Gross margin	54.7%	53.2%	59.3%	58.4%	57.5%
EBITDA margin	51.5%	49.8%	56.5%	54.2%	55.8%
Adjusted EBITDA margin	51.3%	52.1%	56.6%	53.0%	55.7%
Operating profit (EBIT) margin	38.2%	39.1%	45.4%	44.4%	45.9%
Return on Equity (RoE)	25.6%	31.7%	38.4%	40.2%	40.9%
Return on Invested Capital (ROIC)	20.3%	22.6%	28.7%	29.4%	30.4%
Adjusted ROIC	19.7%	22.1%	27.0%	28.6%	27.6%
Equity ratio [3]	59.8%	55.9%	59.8%	55.9%	58.0%
TCE per day (USD)	33,722	33,010	39,626	36,837	37,124
OPEX per day (USD)	7,605	6,821	7,536	7,049	7,069
Net Loan-to-value (LTV) ratio [3] [5]	23.1%	27.1%	23.1%	27.1%	27.6%
Share-related key figures [1]					
Basic earnings per share	1.38	1.47	5.77	5.57	7.75
Diluted earnings per share	1.35	1.42	5.61	5.37	7.48
Declared dividend per share (USD) [8]	1.20	1.46	4.50	4.42	4.42
Declared dividend (USDm) [8]	116.2	123.2	426.9	370.9	370.9
Dividend paid per share (USD)	1.80	1.50	4.66	5.55	7.01
Net Asset Value per share (NAV/share) (USD) [3]	35.2	29.8	35.2	29.8	33.3
Share price in DKK [3] [6]	227.6	191.3	227.6	191.3	204.2
Share price in USD [3] [7]	34.2	27.5	34.2	27.5	30.4
Number of shares [3] [4]	95.2	84.4	95.2	84.4	85.7
No. of shares, weighted average (million) [4]	94.4	84.4	92.7	83.3	83.6

[3] End of period
[4] Excluding treasury shares
[5] For Tanker segment
[6] Source: Nasdaq OMX Nordic
[7] Source: Nasdaq US
[8] Excluding the proposed dividends related to Q4-2023

Financial Review

TCE

The TCE rate/day increased 8% from USD 36,837 to USD 39,626 in the first nine months of 2024 compared to the same period last year. This increase was mainly a result of an increase in revenue partly offset by increased port expenses, bunker, commissions and other costs of goods sold.

Revenue for the first nine months of 2024 increased by USD 121.2m to USD 1,253.8m compared to the same period last year (USD 1,132.6m), corresponding to an 11% increase. The increase in revenue was primarily driven by a 6% increase in available earning days at improved freight rates.

Revenue in Q3 2024 increased by 4%, or USD 14.0m, to USD 372.1m compared to the same quarter last year. The increase was partly due to last year's temporary decline in freight rates over the summer as a consequence of released global vessel capacity related to refinery maintenance, seasonally lower Russian exports, and continued stock draws in Europe. Additionally, due to an increase of earning days in Q3 2024 of 2% partly offset by crude tankers cannibalizing LR2 trades of clean petroleum product from the East to West.

Port expenses, bunkers, commissions, and other cost of goods sold for the first nine months of 2024 were USD 328.6m, an increase of USD 19.0m compared to USD 309.6m in the same period last year. The change can primarily be attributed to a decrease in unrealized gains of

USD 13.4m on derivative financial instruments regarding freight and bunkers and an increased fleet size.

Port expenses, bunkers, commissions, and other cost of goods sold in Q3 2024 were USD 106.0m, a decrease of USD 7.4m compared to USD 113.4m in the same period last year. The decrease can primarily be attributed to an increase in unrealized gains of USD 9.2m on derivative financial instruments regarding freight and bunkers.

Assets

As of 30 September 2024, total assets were USD 3,414.6m (2023, same period: USD 2,808.1m). The increase was primarily driven by an increase in the carrying amount of vessels and capitalized dry-docking, prepayments on vessels and asset held for sale of USD 548.6m, an increase in cash position of USD 127.6m, and offset by a decrease in trade and other receivables of USD 72.9m.

The carrying value of the fleet was USD 2,641.5m as of 30 September 2024 (2023, same period: USD 2,110.5m). The increase was due to investment in 16 vessels of USD 835.8m including capitalized dry-docking delivered during Q4 2023 and the first nine months of 2024. The increase since 30 September 2023 was partly offset by the disposal of 11 vessels for a total of USD 131.8m and depreciation, including impairments, for a total of USD 173.0m.

Based on broker valuations, TORM's fleet on water had a market value of USD 4,112.3m as of 30 September 2024,

47% above carrying value incl. remaining installments on purchased not delivered secondhand vessels (2023, same period: USD 3,067.5m, 43% above carrying value).

TORM´s liquidity position by the end of Q3 2024 was USD 549.2m including restricted cash of USD 5.2m and undrawn credit facilities of USD 150.9m (2023, same period: USD 389.8m including restricted cash of USD 30.4m and undrawn credit facilities of USD 119.1m).

Equity

As of 30 September 2024, TORM's equity was USD 2,041.8m (2023, same period: USD 1,569.1m), and increased by USD 375.7m since 31 December 2023. The development since 31 December 2023 was mainly driven by an increase in retained profit from the net profit for the period of USD 534.1m, as well as capital increases of USD 267.3m related to the purchases of the previously announced MR and LR2 product tankers in partly share-based transactions, and partly offset by dividends paid of USD 437.7m.

Liabilities

As of 30 September 2024, total liabilities were USD 1,372.8m (2023, same period: USD 1,239.0m). The increase was primarily driven by increased borrowings of USD 124.3m due to purchase of new secondhand vessels.

Financial Review

Cash Flow Statement

Net cash flow from operating activities for the first nine months of 2024 was USD 706.1m (2023, same period: USD 610.1m). The increase was primarily driven by an improvement in net profit for the period.

Net cash flow from investing activities for the first nine months of 2024 was USD -299.9m (2023, same period: USD -350.5m). The improved cash flow from investing activities is a result of increased proceeds from sales of vessels and release of restricted cash, offset by higher cash investment in new vessels, compared to the first nine months of 2023.

Net cash flow from financing activities for the first nine months of 2024 was USD -278.6m (2023, same period: USD -339.8m). The change in cash flow compared to the same period last year is mainly a result of lower dividend payments and repayments on borrowings, offset by lower proceeds from borrowings.

Distribution

TORM's Board of Directors has today approved an interim dividend for the third quarter of 2024 of USD 1.20 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 116.2m. The distribution for the quarter is equivalent to 89% of net profit and reflects the Distribution Policy implemented this year. The payment date is 04 December 2024 to all shareholders on record as of 21 November 2024, and the ex-dividend date is 20 November 2024 for the shares listed on Nasdaq OMX Copenhagen and 21 November 2024 for the shares listed on Nasdaq New York.

The Product Tanker Market

Market Developments in Q3 2024

The continuing geopolitical conflict in the Middle East kept ton-miles related to clean petroleum product trade at elevated levels in Q3 2024. However, increasing crude cannibalization on the East to West diesel trade partly offset the incremental ton-miles from the Cape of Good Hope re-routing.

Clean petroleum trade volumes in Q3 2024 remained above levels for same period last year, underpinned by increasing global oil demand and recent changes in the refinery landscape. Strong export volumes from the US Gulf and the Middle East offset lower volumes from Asia and Europe amid refinery run cuts and maintenance. Vessel re-routing due to the Red Sea disruption continued to add to travel distances, leading to a 12% increase year-on-year in clean petroleum product ton-miles. However, increasing number of VLCC and Suezmax tanker clean-ups amid seasonally weak crude tanker market resulted in two thirds of the incremental ton-miles being carried on crude tankers. While crude tankers cannibalized LR2 trades from the East to West, LR2s took the market share on other routes from LR1s and MRs.

This put the product tanker earnings under pressure in Q3 2024, with benchmark LR2 and MR rates falling to the levels still robust in historical terms, but the lowest since the start of the Russian invasion of Ukraine.

Market Outlook

The disruption of trade flows through the Bab-el-Mandeb Strait is expected to continue to support the product tanker ton-miles and freight rates in the coming months. Seasonally strengthening crude tanker market is expected to considerably lower the number of dirty tankers in clean trading, which is already seen in cargo loading data.

In the medium term (two-three years), the market is expected to benefit from high capacity utilization and manageable net supply growth for both product and crude tankers. The market is further supported by fundamental changes in the oil market with refineries having closed down in importing regions such as Australia and New Zealand, while new refining capacity has been added in the Middle East.

LR2 rates (in USD/day)
SOURCE: CLARKSONS



MR rates (in USD/day)
SOURCE: CLARKSON



Outlook for 2024

Financial Outlook for 2024

To assess our financial performance, we include the number of covered days, interest-bearing bank debt, the TCE, and EBITDA sensitivity to freight rates in our periodic ongoing reporting.

The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We aim to maintain a relatively stable OPEX on a per vessel day basis.

Our financial outlook is primarily based on the assumptions described on the preceding pages. The most important macroeconomic factors affecting our TCE earnings are expected to be:

- Geopolitical conflicts including the war between Russia and Ukraine and the conflicts in the Middle East region
- Global economic growth or recession, consumption of refined oil products, and inflationary pressure
- Location of closing and opening refineries and temporary shutdowns due to maintenance
- Oil price development
- Oil trading activity and developments in ton-mile
- Bunker price developments
- Global fleet growth and newbuilding ordering activity

- Potential difficulties of major business partners
- One-off market-shaping events such as strikes, conflicts, embargoes, political instability, weather conditions, etc.

We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

Based on the earnings realized in the first nine months of the year as well as the coverage for the remaining part of the year, TORM adjusts its full-year guidance for 2024, thus TCE earnings are expected to be USD 1,110 - 1,160 (previous guidance USD 1,150 - 1,350m), and EBITDA is expected to be USD 810 - 860m (previous guidance USD 850 - 1,050m) based on the current fleet size including announced acquisitions and divestment of vessels.

Disclaimer on Financial Outlook

The purpose of this Financial Outlook for 2024 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2024, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 12, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2024 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2024.

Coverage 2024

Total earning and covered days in TORM as of 04 November 2024

The coverage tables below include both FFA contracts and the physical fleet.

	Q4 2024	FY 2024	Q1 2025	Q2 2025	FY 2025
Total earning days					
LR2	1,806	6,854	1,852	1,902	7,358
LR1	846	3,538	878	897	3,590
MR	5,434	20,928	5,658	5,669	22,855
Total	**8,086**	**31,320**	**8,388**	**8,468**	**33,983**
Covered days					
LR2	1,105	6,072	588	559	2,001
LR1	311	2,998	—	—	—
MR	2,778	18,249	167	174	699
Total	**4,193**	**27,319**	**755**	**733**	**2,700**

	Q4 2024	FY 2024	Q1 2025	Q2 2025	FY 2025
Covered, %					
LR2	61 %	89 %	32 %	29 %	27 %
LR1	37 %	85 %	— %	— %	— %
MR	51 %	87 %	3 %	3 %	3 %
Total	**52 %**	**87 %**	**9 %**	**9 %**	**8 %**
Coverage rates, USD/day					
LR2	40,704	48,390	41,722	41,256	41,154
LR1	28,263	40,054	—	—	—
MR	24,493	34,762	31,099	31,219	31,185
Total	**29,044**	**38,372**	**39,369**	**38,874**	**38,574**

Actual number of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. Total earning days are defined as total calendar days less off-hire days.

Earnings Data

USDm	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Change Q3-23 - Q3-24
LR2 vessels						
Available earning days [1]	1,190	1,155	1,475	1,809	1,764	48%
Spot rates [2]	33,374	44,524	59,792	55,264	40,906	23%
TCE per earning day [3]	35,054	44,048	54,443	51,907	41,064	15%
Operating days	1,196	1,158	1,512	1,888	1,932	62%
Operating expenses per operating day	6,826	7,247	7,186	7,986	7,848	15%
LR1 vessels						
Available earning days [1]	1,280	1,020	891	909	892	-30%
Spot rates [2]	25,997	34,038	47,985	46,019	32,139	24%
TCE per earning day [3]	32,641	40,498	48,583	42,338	33,749	3%
Operating days	1,288	1,176	927	910	920	-29%
Operating expenses per operating day	7,230	6,449	7,184	7,314	7,484	4%
MR vessels						
Available earning days [1]	5,188	5,137	5,331	5,031	5,132	-1%
Spot rates [2]	31,730	36,793	39,972	39,500	31,275	-1%
TCE per earning day [3]	32,632	36,122	39,121	38,465	31,193	-3%
Operating days	5,465	5,446	5,368	5,344	5,401	-1%
Operating expenses per operating day	6,724	7,249	7,294	7,712	7,539	12%
Tanker segment						
Available earning days [1]	7,658	7,312	7,697	7,749	7,788	2%
Spot rates [2]	31,013	37,505	44,274	43,456	32,966	6%
TCE per earning day [3]	33,010	37,985	43,152	42,057	33,722	2%
Operating days	7,949	7,780	7,807	8,142	8,253	4%
Operating expenses per operating day	6,821	7,128	7,260	7,731	7,605	11%

[1] Total available earning days = Total calendar days less off-hire days
[2] Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
[3] TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 28 to 33.

TORM Fleet Development

The table shows recent and expected developments in TORM's operating fleet. In addition to 67 owned product tankers as of 30 September 2024, TORM had 24 vessels under sale-and-leaseback agreements with options to buy back the vessels (financially reported as owned vessels in accordance with our accounting policies).

During Q2 2024, TORM entered into an agreement to sell another 2006-built MR vessel, TORM Platte, which was delivered to the new owners in early Q3 2024.

In early Q3 2024, TORM entered into an agreement to acquire eight second-hand 2014-2015 built MR vessels and during the quarter TORM took delivery of three of these vessels (TORM Diwata, TORM Durga, and TORM Damini, After the end of the quarter, TORM has taken delivery of an additional three of these vessels (TORM Dulce, TORM Doris, and TORM Dagny), whilst the remaining two vessels are expected to be delivered later in the year after which the fleet size will increase to 96 vessels.

TORM Fleet Development

	Q4 2023	Changes	Q1 2024	Changes	Q2 2024	Changes	Q3 2024	Changes	Q4 2024
Owned vessels									
LR2	6	7	13	2	15	—	15	—	15
LR1	5	-2	3	—	3	—	3	—	3
MR	47	1	48	-1	47	2	49	5	54
Total	**58**	**6**	**64**	**1**	**65**	**2**	**67**	**5**	**72**
Leaseback vessels									
LR2	6	—	6	—	6	—	6	—	6
LR1	7	—	7	—	7	—	7	—	7
MR	11	—	11	—	11	—	11	—	11
Total	**24**	**—**	**24**	**—**	**24**	**—**	**24**	**—**	**24**
Total fleet	**82**	**6**	**88**	**1**	**89**	**2**	**91**	**5**	**96**

Responsibility Statement

We Confirm to the Best of Our Knowledge

- The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board ("IASB") and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2024 and additional Danish disclosure requirements for interim reports of listed companies.

- The interim report gives a true and fair view of the Group's financial position as of 30 September 2024 as well as of the Group's financial performance and cash flow for the period 01 January – 30 September 2024.

- The interim management report includes a fair review of the development and performance of the Group's business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining three months of 2024.

- The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard
Executive Director
07 November 2024

Disclaimer

The interim report has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, the Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of petroleum products; general domestic and international political conditions or events, including sanctions, "trade wars", and the conflict between Russia and Ukraine, the developments in the Middle East, including the conflicts in Israel and the Gaza Strip, and the conflict regarding the Houthi attacks in the Red Sea; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Condensed Consolidated Income Statement

USDm	Note	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Revenue		372.1	358.1	1,253.8	1,132.6	1,520.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-106.0	-113.4	-328.6	-309.6	-430.3
Operating expenses	2	-62.7	-54.2	-182.0	-161.0	-216.0
Profit from sale of vessels	3	11.1	7.0	38.7	10.5	50.4
Administrative expenses	2, 3	-22.6	-19.0	-72.6	-58.5	-82.9
Other operating income and expenses		-0.2	-0.3	-0.7	-0.4	6.3
Depreciation and amortization	3	-49.4	-38.2	-139.3	-110.3	-149.3
Operating profit (EBIT)		**142.3**	**140.0**	**569.3**	**503.3**	**698.6**
Financial income		6.9	4.2	20.9	10.8	14.3
Financial expenses		-18.4	-16.5	-55.5	-46.9	-60.9
Profit before tax		**130.8**	**127.7**	**534.7**	**467.2**	**652.0**
Tax		-0.1	-3.4	-0.6	-3.8	-4.0
Net profit for the period		**130.7**	**124.3**	**534.1**	**463.4**	**648.0**
Net profit for the period attributable to:						
TORM plc shareholders		130.5	124.3	534.8	463.7	648.3
Non-controlling interest		0.2	—	-0.7	-0.3	-0.3
Net profit for the period		**130.7**	**124.3**	**534.1**	**463.4**	**648.0**
Earnings per share						
Basic earnings per share (USD)	7	1.38	1.47	5.77	5.57	7.75
Diluted earnings per share (USD)	7	1.35	1.42	5.61	5.37	7.48

Segment reporting, notes 1, 6 and 9-12 are on pages 19 to 27.

Condensed Consolidated Statement of Comprehensive Income

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Net profit for the period	**130.7**	**124.3**	**534.1**	**463.4**	**648.0**
Other comprehensive income:					
Items that may be reclassified to profit or loss:					
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	0.4	-0.1	0.1	-0.5	-0.1
Fair value adjustment on hedging instruments	-6.9	4.7	2.3	11.2	3.1
Fair value adjustment on hedging instruments transferred to income statement	-5.7	-6.0	-15.8	-16.4	-22.0
Tax on other comprehensive income	3.5	0.1	3.5	1.0	4.6
Other comprehensive income/(loss) after tax	**-8.7**	**-1.3**	**-9.9**	**-4.7**	**-14.4**
Total comprehensive income for the period	**122.0**	**123.0**	**524.2**	**458.7**	**633.6**
Total comprehensive income for the period attributable to:					
TORM plc shareholders	121.7	123.0	524.9	459.3	634.0
Non-controlling interest	0.3	—	-0.7	-0.6	-0.4
Total comprehensive income for the period	**122.0**	**123.0**	**524.2**	**458.7**	**633.6**

Condensed Consolidated Balance Sheet

USDm	Note	30 September 2024	30 September 2023	31 December 2023
ASSETS				
Intangible assets				
Goodwill		1.8	1.7	1.8
Other intangible assets		2.2	1.7	1.8
Total intangible assets		**4.0**	**3.4**	**3.6**
Tangible fixed assets				
Land and buildings		10.0	5.9	5.5
Vessels and capitalized dry-docking	3	2,641.5	2,110.5	2,070.2
Prepayments on vessels	4	49.2	3.8	86.0
Other non-current assets under construction		4.7	—	4.2
Other plant and operating equipment		3.4	4.3	4.4
Total tangible fixed assets		**2,708.8**	**2,124.5**	**2,170.3**
Financial assets				
Investments in joint ventures		0.1	0.1	0.1
Loan receivables		4.5	4.6	4.5
Deferred tax asset		2.0	0.4	0.4
Other investments		0.6	—	—
Total financial assets		**7.2**	**5.1**	**5.0**
Total non-current assets		**2,720.0**	**2,133.0**	**2,178.9**
Inventories		64.3	70.6	61.7
Trade receivables		187.9	203.7	211.0
Other receivables		32.2	89.3	60.5
Prepayments		11.9	13.0	15.2
Cash and cash equivalents incl. restricted cash		398.3	270.7	295.6
Current assets excl. assets held-for-sale		**694.6**	**647.3**	**644.0**
Assets held-for-sale	3	—	27.8	47.2
Total current assets		**694.6**	**675.1**	**691.2**
TOTAL ASSETS		**3,414.6**	**2,808.1**	**2,870.1**

USDm	Note	30 September 2024	30 September 2023	31 December 2023
EQUITY AND LIABILITIES				
Equity				
Common shares		1.0	0.8	0.9
Share premium		206.6	222.0	260.0
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		15.6	35.7	25.6
Translation reserves		-0.3	-0.7	-0.4
Other reserves		320.0	—	—
Retained profit		1,501.7	1,313.6	1,382.2
Equity attributable to TORM plc shareholders		**2,040.4**	**1,567.2**	**1,664.1**
Non-controlling interests		1.4	1.9	2.0
Total equity		**2,041.8**	**1,569.1**	**1,666.1**
Liabilities				
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		0.3	7.5	3.6
Borrowings	5	1,043.6	893.8	886.9
Other non-current liabilities		2.9	3.0	3.0
Total non-current liabilities		**1,092.0**	**949.5**	**938.7**
Borrowings	5	168.7	194.2	172.7
Trade payables		41.1	45.6	43.0
Current tax liabilities		1.8	1.6	0.6
Other liabilities		58.9	39.3	45.2
Provisions	8	0.6	6.9	0.6
Deferred income		9.7	1.9	3.2
Total current liabilities		**280.8**	**289.5**	**265.3**
Total liabilities		**1,372.8**	**1,239.0**	**1,204.0**
TOTAL EQUITY AND LIABILITIES		**3,414.6**	**2,808.1**	**2,870.1**

Segment reporting, notes 1, 6 and 9-12 are on pages 19 to 27.

Condensed Consolidated Statement of Changes in Equity

01 January-30 September

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2024	**0.9**	**260.0**	**-4.2**	**25.6**	**-0.4**	**—**	**1,382.2**	**1,664.1**	**2.0**	**1,666.1**
Comprehensive income/loss for the period:										
Net profit for the period	—	—	—	—	—	—	534.8	534.8	-0.7	534.1
Other comprehensive income for the period	—	—	—	-13.5	0.1	—	—	-13.4	0.1	-13.3
Tax on other comprehensive income	—	—	—	3.5	—	—	—	3.5	—	3.5
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**-10.0**	**0.1**	**—**	**534.8**	**524.9**	**-0.6**	**524.3**
Capital increase [1]	0.1	267.2	—	—	—	—	—	267.3	—	267.3
Capital reduction [2]	—	-320.0	—	—	—	320.0	—	—	—	—
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Share-based compensation	—	—	—	—	—	—	22.4	22.4	—	22.4
Dividend paid	—	—	—	—	—	—	-437.7	-437.7	—	-437.7
Total changes in equity for the period	**0.1**	**-53.4**	**—**	**-10.0**	**0.1**	**320.0**	**119.5**	**376.3**	**-0.6**	**375.7**
Equity as of 30 September 2024	**1.0**	**206.6**	**-4.2**	**15.6**	**-0.3**	**320.0**	**1,501.7**	**2,040.4**	**1.4**	**2,041.8**

[1] During the period, share capital was increased by USD 267.3m in total including an USD 255.0m non-cash share issue in relation to purchase of 14 vessels.
[2] The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of 01 January 2023	**0.8**	**167.5**	**-4.2**	**39.9**	**-0.5**	**1,297.8**	**1,501.3**	**2.4**	**1,503.7**
Comprehensive income/(loss) for the period:									
Net profit/(loss) for the period	—	—	—	—	—	463.7	**463.7**	-0.3	**463.4**
Other comprehensive income for the period	—	—	—	-5.2	-0.2	—	**-5.4**	-0.2	**-5.6**
Tax on other comprehensive income	—	—	—	1.0	—	—	**1.0**	—	**1.0**
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**-4.2**	**-0.2**	**463.7**	**459.3**	**-0.5**	**458.8**
Capital increase [1]	—	54.7	—	—	—	—	**54.7**	—	**54.7**
Transaction costs of capital increase	—	-0.2	—	—	—	—	**-0.2**	—	**-0.2**
Share-based compensation	—	—	—	—	—	15.3	**15.3**	—	**15.3**
Dividend paid	—	—	—	—	—	-463.2	**-463.2**	—	**-463.2**
Total changes in equity for the period	**—**	**54.5**	**—**	**-4.2**	**-0.2**	**15.8**	**65.9**	**-0.5**	**65.4**
Equity as of 30 September 2023	**0.8**	**222.0**	**-4.2**	**35.7**	**-0.7**	**1,313.6**	**1,567.2**	**1.9**	**1,569.1**

[1] During the period, the share capital was increased by USD 54.7m in total including an USD 48.5m non-cash share issue in relation to purchase of three vessels.

Condensed Consolidated Cash Flow Statement

USDm	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Cash flow from operating activities			
Net profit for the period	534.1	463.4	648.0
Adjustments:			
Profit from sale of vessels	-38.7	-10.5	-50.4
Depreciation and amortization	139.3	110.3	149.3
Financial income	-20.9	-10.8	-14.3
Financial expenses	55.5	46.9	60.9
Tax	0.6	3.8	4.0
Other non-cash movements	22.3	2.6	14.5
Interest received and realized exchange gains	21.0	10.8	14.3
Interest paid and realized exchange losses	-51.9	-50.0	-66.0
Income taxes paid	-0.7	-1.6	-3.1
Change in inventories, receivables and payables, etc.	45.5	45.2	47.8
Net cash flow from operating activities	**706.1**	**610.1**	**805.0**

USDm	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Cash flow from investing activities			
Investment in tangible fixed assets[1]	-436.2	-357.5	-509.7
Investment in intangible fixed assets	-0.9	-0.2	-0.6
Sale of tangible fixed assets	112.3	34.3	166.4
Change in restricted cash	24.9	-27.1	-26.7
Net cash flow from investing activities	**-299.9**	**-350.5**	**-370.6**
Cash flow from financing activities			
Proceeds, borrowings	302.2	565.9	676.4
Repayment, borrowings	-154.8	-448.5	-585.4
Dividend paid	-437.7	-463.2	-586.4
Capital increase[1]	12.3	6.2	6.2
Transaction costs share issue	-0.6	-0.2	-0.2
Net cash flow from financing activities	**-278.6**	**-339.8**	**-489.4**
Net cash flow from operating, investing and financing activities	**127.6**	**-80.2**	**-55.0**
Cash and cash equivalents beginning balance	265.5	320.5	320.5
Cash and cash equivalents ending balance	**393.1**	**240.3**	**265.5**
Restricted cash equivalents ending balance	5.2	30.4	30.1
Cash and cash equivalents including restricted cash ending balance	**398.3**	**270.7**	**295.6**

[1] During the first nine months of 2024, share capital was increased by USD 267.3m (30 September 2023: USD 54.7m, 31 December 2023: USD 92.7m) in total including an USD 255.0m (30 September 2023: USD 48.5m, 31 December 2023: USD 86.5m) non-cash share issue in relation to purchase of 14 (30 September 2023: Three, 31 December 2023: Five) vessels.

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q3 2024				Q3 2023			
	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total
Revenue	364.5	9.3	-1.7	372.1	349.1	12.5	-3.5	358.1
Port expenses, bunkers and commissions	-101.1	—	—	-101.1	-104.7	—	—	-104.7
Other cost of goods and services sold	—	-6.1	1.2	-4.9	—	-11.5	2.8	-8.7
Operating expenses	-62.8	—	0.1	-62.7	-54.2	—	—	-54.2
Profit from sale of vessels	11.1	—	—	11.1	7.0	—	—	7.0
Administrative expenses	-20.7	-1.9	—	-22.6	-19.2	0.2	—	-19.0
Other operating income and expenses	-0.2	—	—	-0.2	-0.3	—	—	-0.3
Depreciation and amortization	-49.1	-0.3	—	-49.4	-37.9	-0.3	—	-38.2
Operating profit (EBIT)	**141.7**	**1.0**	**-0.4**	**142.3**	**139.8**	**0.9**	**-0.7**	**140.0**
Financial income	6.9	—	—	6.9	4.1	0.1	—	4.2
Financial expenses	-18.3	-0.1	—	-18.4	-16.5	—	—	-16.5
Profit before tax	**130.3**	**0.9**	**-0.4**	**130.8**	**127.4**	**1.0**	**-0.7**	**127.7**
Tax	-0.1	—	—	-0.1	-3.4	—	—	-3.4
Net profit for the period	**130.2**	**0.9**	**-0.4**	**130.7**	**124.0**	**1.0**	**-0.7**	**124.3**

Segment Reporting – Condensed Consolidated Income Statement

USDm	Q1-Q3 2024				Q1-Q3 2023				FY 2023			
	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total
Revenue	1,239.1	23.9	-9.2	1,253.8	1,107.9	33.7	-9.0	1,132.6	1,491.4	48.0	-19.0	1,520.4
Port expenses, bunkers and commissions	-319.0	—	—	-319.0	-290.5	—	—	-290.5	-407.6	—	—	-407.6
Other cost of goods and services sold	—	-15.8	6.2	-9.6	—	-25.7	6.6	-19.1	—	-36.6	13.9	-22.7
Operating expenses	-182.4	—	0.4	-182.0	-161.0	—	—	-161.0	-216.4	—	0.4	-216.0
Profit from sale of vessels	38.7	—	—	38.7	10.5	—	—	10.5	50.4	—	—	50.4
Administrative expenses	-66.8	-5.8	—	-72.6	-53.3	-5.2	—	-58.5	-76.5	-6.4	—	-82.9
Other operating income and expenses	-0.8	0.1	—	-0.7	-0.5	0.1	—	-0.4	6.0	0.3	—	6.3
Depreciation and amortization	-138.8	-0.5	—	-139.3	-109.4	-0.9	—	-110.3	-148.2	-1.1	—	-149.3
Operating profit (EBIT)	**570.0**	**1.9**	**-2.6**	**569.3**	**503.7**	**2.0**	**-2.4**	**503.3**	**699.1**	**4.2**	**-4.7**	**698.6**
Financial income	20.8	0.1	—	20.9	10.8	—	—	10.8	14.3	—	—	14.3
Financial expenses	-55.3	-0.2	—	-55.5	-46.6	-0.3	—	-46.9	-60.5	-0.4	—	-60.9
Profit before tax	**535.5**	**1.8**	**-2.6**	**534.7**	**467.9**	**1.7**	**-2.4**	**467.2**	**652.9**	**3.8**	**-4.7**	**652.0**
Tax	-0.1	-0.5	—	-0.6	-3.8	—	—	-3.8	-4.0	—	—	-4.0
Net profit for the period	**535.4**	**1.3**	**-2.6**	**534.1**	**464.1**	**1.7**	**-2.4**	**463.4**	**648.9**	**3.8**	**-4.7**	**648.0**

Segment Reporting – Condensed Consolidated Balance Sheet

USDm	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total
	30 September 2024				**30 September 2023**				**31 December 2023**			
ASSETS												
Intangible assets												
Goodwill	—	1.8	—	1.8	—	1.7	—	1.7	—	1.8	—	1.8
Other intangible assets	1.0	1.2	—	2.2	0.7	1.0	—	1.7	0.9	0.9	—	1.8
Total intangible assets	**1.0**	**3.0**	**—**	**4.0**	**0.7**	**2.7**	**—**	**3.4**	**0.9**	**2.7**	**—**	**3.6**
Tangible fixed assets												
Land and buildings	9.8	0.2	—	10.0	5.2	0.7	—	5.9	4.9	0.6	—	5.5
Vessels and capitalized dry-docking	2,658.4	—	-16.9	2,641.5	2,120.3	—	-9.8	2,110.5	2,081.7	—	-11.5	2,070.2
Prepayments on vessels	49.2	—	—	49.2	—	4.2	-0.4	3.8	86.0	—	—	86.0
Other non-current assets under construction	—	4.9	-0.2	4.7	—	—	—	—	—	4.5	-0.3	4.2
Other plant and operating equipment	2.3	1.1	—	3.4	3.2	1.1	—	4.3	3.3	1.1	—	4.4
Total tangible fixed assets	**2,719.7**	**6.2**	**-17.1**	**2,708.8**	**2,128.7**	**6.0**	**-10.2**	**2,124.5**	**2,175.9**	**6.2**	**-11.8**	**2,170.3**
Financial assets												
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.6	—	—	4.6	4.5	—	—	4.5
Deferred tax asset	2.0	—	—	2.0	0.4	—	—	0.4	0.4	—	—	0.4
Other investments	0.6	—	—	0.6	—	—	—	—	—	—	—	—
Total financial assets	**7.2**	**—**	**—**	**7.2**	**5.1**	**—**	**—**	**5.1**	**5.0**	**—**	**—**	**5.0**
Total non-current assets	**2,727.9**	**9.2**	**-17.1**	**2,720.0**	**2,134.5**	**8.7**	**-10.2**	**2,133.0**	**2,181.8**	**8.9**	**-11.8**	**2,178.9**
Inventories	60.0	4.3	—	64.3	64.5	6.1	—	70.6	58.0	3.7	—	61.7
Trade receivables	181.8	6.1	—	187.9	199.8	4.4	-0.5	203.7	206.2	5.0	-0.2	211.0
Other receivables	28.1	4.1	—	32.2	86.9	2.4	—	89.3	58.8	1.7	—	60.5
Prepayments	11.0	0.8	0.1	11.9	10.2	2.8	—	13.0	10.7	4.5	—	15.2
Cash and cash equivalents incl. restricted cash	390.5	7.8	—	398.3	266.0	4.7	—	270.7	290.7	4.9	—	295.6
Current assets excl. assets held-for-sale	**671.4**	**23.1**	**0.1**	**694.6**	**627.4**	**20.4**	**-0.5**	**647.3**	**624.4**	**19.8**	**-0.2**	**644.0**
Assets held-for-sale	—	—	—	—	27.8	—	—	**27.8**	47.2	—	—	**47.2**
Total current assets	**671.4**	**23.1**	**0.1**	**694.6**	**655.2**	**20.4**	**-0.5**	**675.1**	**671.6**	**19.8**	**-0.2**	**691.2**
TOTAL ASSETS	**3,399.3**	**32.3**	**-17.0**	**3,414.6**	**2,789.7**	**29.1**	**-10.7**	**2,808.1**	**2,853.4**	**28.7**	**-12.0**	**2,870.1**

Segment Reporting – Condensed Consolidated Balance Sheet

USDm	30 September 2024				30 September 2023				31 December 2023			
	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total
EQUITY AND LIABILITIES												
Total equity	**2,038.1**	**11.4**	**-7.7**	**2,041.8**	**1,564.3**	**7.7**	**-2.9**	**1,569.1**	**1,661.3**	**9.9**	**-5.2**	**1,666.0**
Liabilities												
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.3	—	0.3	7.3	0.2	—	7.5	3.3	0.3	—	3.6
Borrowings	1,042.9	0.7	—	1,043.6	890.4	3.4	—	893.8	884.0	2.9	—	886.9
Other non-current liabilities	2.3	0.6	—	2.9	2.3	0.7	—	3.0	2.2	0.8	—	3.0
Total non-current liabilities	**1,090.4**	**1.6**	**—**	**1,092.0**	**945.2**	**4.3**	**—**	**949.5**	**934.7**	**4.0**	**—**	**938.7**
Borrowings	165.0	3.7	—	168.7	190.5	3.7	—	194.2	169.7	3.0	—	172.7
Trade payables	38.7	2.4	—	41.1	42.2	3.4	—	45.6	39.6	3.4	—	43.0
Current tax liabilities	1.5	0.3	—	1.8	1.6	—	—	1.6	0.6	—	—	0.6
Other liabilities	58.5	0.4	—	58.9	39.4	0.4	-0.5	39.3	44.8	0.5	-0.1	45.2
Provisions	—	0.6	—	0.6	6.5	0.4	—	6.9	—	0.6	—	0.6
Deferred income	7.1	11.9	-9.3	9.7	—	9.2	-7.3	1.9	2.7	7.3	-6.7	3.3
Total current liabilities	**270.8**	**19.3**	**-9.3**	**280.8**	**280.2**	**17.1**	**-7.8**	**289.5**	**257.4**	**14.8**	**-6.8**	**265.4**
Total liabilities	**1,361.2**	**20.9**	**-9.3**	**1,372.8**	**1,225.4**	**21.4**	**-7.8**	**1,239.0**	**1,192.1**	**18.8**	**-6.8**	**1,204.1**
TOTAL EQUITY AND LIABILITIES	**3,399.3**	**32.3**	**-17.0**	**3,414.6**	**2,789.7**	**29.1**	**-10.7**	**2,808.1**	**2,853.4**	**28.7**	**-12.0**	**2,870.1**

NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN

General Information
The information for the year ended 31 December 2023 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-30 September 2024 is unaudited.

Significant Accounting Policies
The interim report for the period 01 January-30 September 2024 is presented in accordance with IAS 34 "Interim Financial Reporting" ("IAS 34") as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board ("IASB") and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2024 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2024:

- Amendments to IAS 1 Presentation of Financial Statements
- Amendments to IFRS 16 Lease Liability in a Sale and Leaseback
- Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements

For the new standards and amendments, it is assessed that application of these effective on 01 January 2024 has not had any material impact on the consolidated financial statements in 2024. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2023.

As part of Pillar Two income taxes implementation, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbor assessment. The Group expects to be eligible for the Transitional CbCR Safe Harbor in the majority of jurisdictions in which the Group is present during fiscal year 2024. At 30 September 2024, there are no indications that the top-up tax will have material impact to the Group in 2024.

For critical estimates and judgements, please refer to the Annual Report 2023, pages 153-154.

NOTE 1 - continued

Going Concern
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding, second-hand vessels and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 September 2024, TORM's available liquidity including undrawn facilities was USD 549.2m, including a total cash position of USD 398.3m (including restricted cash of USD 5.2m). TORM's net interest-bearing debt was USD 824.9m, and the net debt loan-to-value ratio was 23.1%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The sensitivity calculation is similar to those applied in connection with covenant testing in the Annual Report. The principal risks and uncertainties facing TORM are set out on page 82 and onwards in the 2023 Annual Report. A key element for TORM's financial performance in the going concern period relates to the increased geopolitical risk following Russia's invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market.TORM also closely monitors the development of the Israel, Hezbollah, Hamas, and Iran conflict including related conflicts in the rest of the Middle East region and the potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

The Board of Directors has considered TORM's cash flow forecasts and the expected compliance with TORM's financial covenants for the period until the end of Q4 2025. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM will be able to continue in operational existence and comply with its financial covenants for the period until the end of Q4 2025. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

NOTE 2 - STAFF COSTS

Staff costs included in operating expenses relate to the 107 seafarers employed under Danish contracts (30 September 2023: 105, 31 December 2023: 105).

The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Included in operating expenses	2.2	2.3	7.1	6.4	8.6
Included in administrative expenses	18.3	15.4	58.7	48.2	69.3
Total staff costs	**20.5**	**17.7**	**65.8**	**54.6**	**77.9**

As at 30 September 2024 TORM has a pool of 3,334 (30 September 2023:3,202, 31 December 2023:3,271) seafarers.

The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first nine months of 2024 were on average 1,703 (30 September 2023: 1,639, 31 December 2023:1,625).

Total seafarers costs for the first nine months of 2024 were USD 104.3m (30 September 2023:USD 95.2m, 31 December 2023:USD 127.1m) which are included in "Operating expenses" of which USD 97.2m (30 September 2023:USD 88.8m, 31 December 2023:USD 118.5m) pertains to cost for seafarers on board vessels on short-term contracts and USD 7.1m (30 September 2023:USD 6.4m, 31 December 2023:USD 8.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

Total compensation to the Board of Directors and the CEO expensed during the period amounts to USD 5.9m (30 September 2023: USD 5.5m, 31 December 2023: USD 7.6m).

As announced on 07 March 2024, the Board of Directors agreed to grant a total of 1,214,986 (2023: 1,248,153) RSUs to certain employees. The vesting period of the program is three years. The exercise price is set at DKK 258.4 (2023: DKK 220.6). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD 8.1m (30 September 2023: 10.8m). The average remaining contractual life for the restricted shares as of 30 September 2024 is 1.3 years (30 September 2023: 1.3 years, 31 December 2023: 1.5 years).

In addition to the RSUs granted to certain employees, the CEO was granted 255,200 restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 1.9m.

NOTE 3 - VESSEL AND CAPITALIZED DRY-DOCKING

USDm	30 September 2024	30 September 2023	31 December 2023
Cost:			
Balance as of beginning of period	2,622.1	2,421.2	2,421.2
Additions	581.7	377.8	476.0
Disposals	-18.2	-33.8	-31.9
Transferred from prepayments	148.3	33.0	40.6
Transferred to assets held-for-sale	-43.7	-80.9	-283.8
Balance	**3,290.2**	**2,717.3**	**2,622.1**
Depreciation:			
Balance as of beginning of period	536.3	543.8	543.8
Disposals	-18.2	-27.3	-31.9
Depreciation for the period	135.4	106.1	143.7
Transferred to assets held-for-sale	-19.5	-35.1	-119.3
Balance	**634.0**	**587.5**	**536.3**
Impairment:			
Balance as of beginning of period	15.6	21.5	21.5
Transferred to assets held-for-sale	-0.9	-2.2	-5.9
Balance	**14.7**	**19.3**	**15.6**
Carrying amount	**2,641.5**	**2,110.5**	**2,070.2**

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 93.3m (30 September 2023: USD 74.8m, 31 December 2023: USD 75.1m).

The depreciation for the nine months ended 30 September 2024 related to "Other plant and operating equipment" of USD 1.3m (30 September 2023: USD 2.4m, 31 December 2023: USD 2.5m) and "Land and buildings" of USD 1.9m (30 September 2023: USD 1.8m, 31 December 2023: USD 2.5m) is related to "Administrative expenses".

NON-CURRENT ASSETS SOLD DURING THE PERIOD
During the first nine months of 2024, TORM sold two vessel (30 September 2023: four, 31 December 2023: eight) and delivered three vessels sold in 2023 for a total consideration of USD 112.3m (30 September 2023: USD 34.3m, 31 December 2023: USD 166.4m). The vessels delivered to new owners during the first nine months of 2024 had a carrying value of USD 70.7m (30 September 2023: USD 22.3m, 31 December 2023: USD 111.4m). After deducting related bunker cost, the sales resulted in a profit of USD 38.7m (30 September 2023: USD 10.5m, 31 December 2023: USD 50.4m) which is recognized in the income statement for 2024.

NOTE 3 - continued

IMPAIRMENT ASSESSMENT
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 September 2024.

NOTE 4 - PREPAYMENTS ON VESSELS

USDm	30 September 2024	30 September 2023	31 December 2023
Balance as of beginning of period	86.0	—	—
Additions	111.5	36.8	126.6
Transferred to vessels	-148.3	-33.0	-40.6
Carrying amount	**49.2**	**3.8**	**86.0**

NOTE 5 - BORROWINGS

USDm	30 September 2024	30 September 2023	31 December 2023
Falling due within one year	168.5	192.8	172.5
Falling due between one and two years	164.4	156.4	146.5
Falling due between two and three years	122.2	157.6	147.2
Falling due between three and four years	112.4	111.0	110.8
Falling due between four and five years	352.7	203.9	119.8
Falling due after five years	297.0	271.7	370.1
Total	**1,217.2**	**1,093.4**	**1,066.9**
Borrowing costs	-15.4	-12.4	-13.9
Right-of-use lease liabilities	10.5	7.0	6.6
Total borrowings	**1,212.3**	**1,088.0**	**1,059.6**

The senior unsecured bond issue of USD 200m in January 2024 was successfully listed on the Oslo Stock Exchange in June 2024.

As of 30 September 2024, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2024.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

USDm	30 September 2024	30 September 2023	31 December 2023
Fair value of derivatives:			
Derivative financial instruments regarding freight and bunkers:			
Forward freight agreements - fair value through profit and loss	1.4	7.5	1.7
Bunker swaps - fair value through profit and loss	-0.6	5.3	-0.2
Bunker swaps - hedge accounting	-0.1	0.3	-0.5
Derivative financial instruments regarding interest and currency exchange rate:			
Forward exchange contracts - hedge accounting	0.9	-1.1	0.5
Interest rate swaps - hedge accounting	21.2	49.7	35.3
Total	**22.8**	**61.7**	**36.8**

Derivative financial instruments are recognized in the following balance sheet items:

USDm	30 September 2024	30 September 2023	31 December 2023
Other receivables	23.5	63.1	37.6
Other liabilities	-0.7	-1.4	-0.8
Total	**22.8**	**61.7**	**36.8**

The fair value hierarchy for the above derivative financial instruments is Level 2.

There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2023, page 190.

NOTE 7 - EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
EARNINGS PER SHARE					
Net profit for the year attributable to TORM plc shareholders (USDm)	**130.5**	**124.3**	**534.8**	**463.7**	**648.3**
Million shares					
Weighted average number of shares	94.9	84.9	93.2	83.8	84.1
Weighted average number of treasury shares	-0.5	-0.5	-0.5	-0.5	-0.5
Average number of shares outstanding	94.4	84.4	92.7	83.3	83.6
Dilutive effect of outstanding share options	2.6	3.1	2.6	3.1	3.1
Weighted average number of shares outstanding incl. dilutive effect of share options	**97.0**	**87.5**	**95.3**	**86.4**	**86.7**
Basic earnings per share (USD)	**1.38**	**1.47**	**5.77**	**5.57**	**7.75**
Diluted earnings per share (USD)	**1.35**	**1.42**	**5.61**	**5.37**	**7.48**

	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
DIVIDEND PER SHARE					
Declared dividend per share (USD)	1.20	1.46	4.50	4.42	4.42
Declared dividend during the period (USDm)	116.2	123.2	426.9	370.9	370.9
Proposed dividend per share for approval at Annual General Meeting (USD)	—	—	—	—	1.36
Proposed dividend for approval at Annual General Meeting (USDm)	—	—	—	—	126.3
Dividend paid per share (USD)	1.80	1.50	4.66	5.55	7.01
Dividend paid during the period (USDm)	169.9	126.6	437.7	463.2	586.4
Number of shares, end of period (million)	95.7	84.9	95.7	84.9	86.2
Number of treasury shares, end of period (million)	-0.5	-0.5	-0.5	-0.5	-0.5
Number of shares outstanding, end of period (million)	**95.2**	**84.4**	**95.2**	**84.4**	**85.7**

NOTE 8 - PROVISIONS

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m.

As expected at the end of 2023, the remaining part of the case complex was resolved in arbitration during Q1-2024 with an award in favor of TORM.

NOTE 9 - CONTINGENT LIABILITIES

TORM is involved in certain legal proceedings and disputes. It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on TORM's financial position, results of operations, and cash flows.

NOTE 10 - CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 September 2024, TORM had contractual obligations regarding second-hand vessels, scrubber installations and other minor commitments.

USDm	30 September 2024	30 September 2023	31 December 2023
Second-hand vessels commitments:			
Within one year	103.2	—	190.4
Total	**103.2**	**—**	**190.4**
Committed scrubber installations and other minor investments:			
Within one year	18.8	11.4	23.6
Between one and two years	1.6	1.5	—
Between two and three years	7.4	—	2.0
Between three and four years	2.6	—	8.1
Between four and five years	—	—	2.0
Total	**30.4**	**12.9**	**35.7**

NOTE 10 - continued

As of 30 September 2024, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

USDm	30 September 2024	30 September 2023	31 December 2023
Charter hire income for vessels - as lessor			
Received within one year	88.6	30.1	37.8
Received between one and two years	27.5	30.6	24.1
Received between two and three years	18.5	1.3	—
Total	**134.6**	**62.0**	**61.9**

The charter hire income for these vessels under time charter is recognized under "Revenue".

NOTE 11 - SUBSEQUENT EVENTS

After the end of Q3 2024, TORM took delivery of the MR vessels TORM Dulce, TORM Dagny and TORM Doris purchased in July 2024.

TORM's Board of Directors has decided to declare a dividend of 1.20 per share, with an expected total dividend payment of USD 116.2m. The distribution is in line with TORM's Distribution Policy implemented in 2022 and amended in March 2024. Payment is expected on 04 December 2024 to shareholders of record on 21 November 2024, with the ex-dividend date on 20 November 2024 for the shares listed on Nasdaq OMX Copenhagen and 21 November 2024 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 30 September 2024 and there are no tax consequences.

NOTE 12 - RELATED PARTY TRANSACTIONS

During the first nine months ended 30 September 2024, there have been no other related party transactions than ordinary remuneration to the Board of Directors and the CEO. Please refer to Note 2.

Glossary

Key Financial Figures

TCE per day   = $\dfrac{\text{TCE excluding unrealized gains/losses on derivatives}}{\text{Available earning days}}$

Gross profit %   = $\dfrac{\text{Gross profit}}{\text{Revenue}}$

EBITDA %   = $\dfrac{\text{EBITDA}}{\text{Revenue}}$

Operating profit %   = $\dfrac{\text{Operating profit (EBIT)}}{\text{Revenue}}$

Return on Equity (RoE) %   = $\dfrac{\text{Net profit for the year}}{\text{Average equity}}$

Return on Invested Capital (RoIC) %   = $\dfrac{\text{Operating profit less tax}}{\text{Average invested capital}}$

Equity ratio   = $\dfrac{\text{Equity}}{\text{Total assets}}$

Earnings per share, EPS   = $\dfrac{\text{Net profit for the year}}{\text{Average number of shares}}$

Diluted earnings per share, EPS (USD)   = $\dfrac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

Glossary

Alternative Performance Measures Group

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2023 and therefore we refer to the principles for these on pages 222-225 in the TORM plc Annual Report 2023. The following APMs relate to the Group.

Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Reconciliation to net profit					
Net profit for the period	130.7	124.3	534.1	463.4	648.0
Profit from sale of vessels	-11.1	-7.0	-38.7	-10.5	-50.4
Provisions	—	—	—	—	-6.5
Expense of capitalized bank fees at refinancing	—	0.8	0.5	3.2	3.5
Termination of leaseback arrangement	—	1.3	—	1.3	1.3
Net profit excluding non-recurring items	**119.6**	**119.4**	**495.9**	**457.4**	**595.9**

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Computation of gross profit					
Revenue	372.1	358.1	1,253.8	1,132.6	1,520.4
Port expenses, bunkers, commissions and other cost of goods and services sold	-106.0	-113.4	-328.6	-309.6	-430.3
Operating expenses	-62.7	-54.2	-182.0	-161.0	-216.0
Gross profit	**203.4**	**190.5**	**743.2**	**662.0**	**874.1**

Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined on page 31.

ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Reconciliation to operating profit (EBIT)					
Operating profit (EBIT)	142.3	140.0	569.3	503.3	698.6
Tax	-0.1	-3.4	-0.6	-3.8	-4.0
EBIT less Tax	**142.2**	**136.6**	**568.7**	**499.5**	**694.6**
EBIT less Tax - Full year equivalent	**568.8**	**546.4**	**758.3**	**666.0**	**694.6**
Invested capital, opening balance	2,764.8	2,446.4	2,425.1	2,142.3	2,142.3
Invested capital, ending balance	2,851.3	2,381.8	2,851.3	2,381.8	2,425.1
Average invested capital	**2,808.1**	**2,414.1**	**2,638.2**	**2,262.1**	**2,283.7**
Return on Invested Capital (ROIC)	**20.3 %**	**22.6 %**	**28.7 %**	**29.4 %**	**30.4 %**

Glossary

Alternative Performance Measures Group

Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 31.

The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Reconciliation to operating profit (EBIT)					
Operating profit (EBIT)	142.3	140.0	569.3	503.3	698.6
Tax	-0.1	-3.4	-0.6	-3.8	-4.0
EBIT less Tax	**142.2**	**136.6**	**568.7**	**499.5**	**694.6**
EBIT less Tax - Full year equivalent	**568.8**	**546.4**	**758.3**	**666.0**	**694.6**
Profit from sale of vessels	-11.1	-7.0	-38.7	-10.5	-50.4
Provisions	—	—	—	—	-6.5
EBIT less tax adjusted	**557.7**	**539.4**	**719.6**	**655.5**	**637.7**
Average invested capital [1]	2,808.1	2,414.1	2,638.2	2,262.1	2,283.7
Average impairment [2]	26.1	31.3	26.5	31.8	29.9
Average invested capital adjusted for impairment	**2,834.2**	**2,445.4**	**2,664.7**	**2,293.9**	**2,313.6**
Adjusted ROIC	**19.7 %**	**22.1 %**	**27.0 %**	**28.6 %**	**27.6 %**

[1] Average invested capital is calculated as the average of the opening and closing balance of invested capital.

[2] Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest for purposes of presenting EBITDA.
Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consist of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM's operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Reconciliation to net profit					
Net profit for the period	130.7	124.3	534.1	463.4	648.0
Tax	0.1	3.4	0.6	3.8	4.0
Financial expenses	18.4	16.5	55.5	46.9	60.9
Financial income	-6.9	-4.2	-20.9	-10.8	-14.3
Depreciation and amortization	49.4	38.2	139.3	110.3	149.3
EBITDA	**191.7**	**178.2**	**708.6**	**613.6**	**847.9**
Reconciliation to EBITDA					
EBITDA	191.7	178.2	708.6	613.6	847.9
Fair value adjustments on freight and bunker derivatives	-0.8	8.4	0.6	-12.8	-1.5
Adjusted EBITDA	**190.9**	**186.6**	**709.2**	**600.8**	**846.4**

Glossary

Alternative Performance Measures Group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	30 September 2024	30 September 2023	31 December 2023
Tangible and intangible fixed assets	2,712.8	2,127.9	2,173.8
Investments in joint ventures	0.1	0.1	0.1
Deferred tax asset	2.0	0.4	0.4
Other investments	0.6	—	—
Inventories	64.3	70.6	61.7
Accounts receivables [1]	232.0	306.0	286.7
Assets held-for-sale	—	27.8	47.2
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.3	-7.5	-3.6
Trade payables [2]	-102.9	-87.9	-91.3
Current tax liabilities	-1.8	-1.6	-0.7
Provisions	-0.6	-6.9	-0.6
Deferred income	-9.7	-1.9	-3.4
Invested capital	**2,851.3**	**2,381.8**	**2,425.1**

USDm	30 September 2024	30 September 2023	31 December 2023
Borrowings[1]	1,227.7	1,100.4	1,073.5
Loan receivables	-4.5	-4.6	-4.5
Cash and cash equivalents, including restricted cash	-398.3	-270.7	-295.6
Net interest-bearing debt	**824.9**	**825.1**	**773.4**

Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 15.4m (30 September 2023: USD 12.4m, 31 December 2023: USD 13.9m)

[1] Accounts receivables includes Trade receivables, Other receivables and Prepayments.

[2] Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Glossary

Alternative Performance Measures Group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM's financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM's ability to act and invest when new possibilities occur.

USDm	30 September 2024	30 September 2023	31 December 2023
Cash and cash equivalents, including restricted cash	398.3	270.7	295.6
Undrawn credit facilities and committed facilities	150.9	119.1	342.5
Liquidity	**549.2**	**389.8**	**638.1**

Restricted cash 30 September 2024 amounts to USD 5.2m (30 September 2023: USD 30.4, 31 December 2023: USD 30.1m)

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Net cash flow from operating activities	237.7	202.9	706.1	610.1	805.0
Net cash flow from investing activities	-150.1	-6.1	-299.9	-350.5	-370.6
Free cash flow	**87.6**	**196.8**	**406.2**	**259.6**	**434.4**

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	30 September 2024	30 September 2023	31 December 2023
Total vessel values (broker values)	3,866.1	3,054.6	3,080.9
Vessel values of purchased secondhand vessels not delivered (broker values)	215.8	—	479.9
Committed investment capital expenditure	30.4	12.9	35.7
Committed liability capital expenditure	-133.6	-12.9	-226.1
Goodwill	1.8	1.7	1.8
Other intangible assets	2.2	1.7	1.9
Land and buildings	10.0	5.9	5.5
Other plant and operating equipment	3.4	4.3	4.4
Investments in joint ventures	0.1	0.1	0.1
Loan receivables	4.5	4.6	4.5
Deferred tax asset	2.0	0.4	0.4
Other investments	0.6	—	—
Inventories	64.3	70.6	61.7
Accounts receivables [1]	232.0	306.0	286.7
Cash and cash equivalents incl. restricted cash	398.3	270.7	295.6
Deferred tax liability	-0.3	-7.5	-3.6
Borrowings [2]	-1,227.7	-1,100.4	-1,073.5
Trade payables [3]	-102.9	-87.9	-91.3
Current tax liabilities	-1.8	-1.6	-0.6
Provisions	-0.6	-6.9	-0.6
Prepayments from customers	-9.7	-1.9	-3.4
Total Net Asset Value (NAV)	**3,354.9**	**2,514.4**	**2,860.0**
Non-controlling interest	-1.4	-1.9	-2.0
Total Net Asset Value (NAV) excl. non-controlling interest	**3,353.5**	**2,512.5**	**2,858.0**
Total number of shares, end of period excluding treasury shares (million)	95.2	84.4	85.7
Total Net Asset Value per share (NAV/share)	**35.2**	**29.8**	**33.3**

[1] Accounts receivables includes Trade receivables, Other receivables and Prepayments.
[2] Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 15.4m (30 September 2023: USD 12.4m, 31 December 2023: USD 13.9m)
[3] Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Glossary

Alternative Performance Measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2023 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2023. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023	FY 2023
Reconciliation to revenue					
Revenue	364.5	349.1	1,239.1	1,107.9	1,491.4
Port expenses, bunkers and commissions	-101.1	-104.7	-319.0	-290.5	-407.6
TCE earnings	**263.4**	**244.4**	**920.1**	**817.4**	**1,083.8**
Reconciliation to TCE earnings					
TCE earnings	263.4	244.4	920.1	817.4	1,083.8
Fair value adjustments on freight and bunker derivatives	-0.8	8.4	0.6	-12.8	-1.5
Adjusted TCE earnings	**262.6**	**252.8**	**920.7**	**804.6**	**1,082.3**
Available earning days	7,788	7,658	23,234	21,841	29,152
TCE per earning day (USD)	33,722	33,010	39,626	36,837	37,124

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	30 September 2024	30 September 2023	31 December 2023
Vessel values (broker values)	3,866.1	3,054.6	3,080.9
Vessel values of purchased secondhand vessel not delivered (broker values)	215.8	—	479.9
Other committed investment CAPEX	30.4	12.9	35.7
Total vessel values	**4,112.3**	**3,067.5**	**3,596.5**
Borrowings [1]	1,223.3	1,093.3	1,067.6
- Debt regarding Land and buildings & Other plant and operating equipment	-10.1	-5.6	-5.4
Committed liability capital expenditure	133.6	12.9	226.1
Loan receivable	-4.5	-4.6	-4.5
Cash and cash equivalents, including restricted cash	-390.5	-266.0	-290.7
Total (loan)	**951.8**	**830.0**	**993.1**
Net Loan-to-value (LTV) ratio	**23.1 %**	**27.1 %**	**27.6 %**

Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 15.4m (30 September 2023: USD 12.4m, 31 December 2023: USD 13.9m)